TRUST FOR ADVISED PORTFOLIOS

FORM OF OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (“Agreement”) is dated as of the 28th day of January 2020, by and between Trust for Advised Portfolios, a Delaware statutory trust (hereinafter called the “Trust”), on behalf of the series of the Trust listed on Appendix A, which may be amended from time to time (each a “Fund” and collectively, the “Funds”), and Miller Value Partners LLC, a Delaware limited liability company (hereinafter called the “Adviser”).

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 15th day of November 2016 (the “Investment Advisory Agreement”); and

WHEREAS, the Trust and the Adviser previously entered into an operating expenses limitation agreement with respect to the Funds and now desire to limit the Funds’ Operating Expenses and, if applicable, Class Expenses (as those terms are defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES AND CLASS EXPENSES. The Adviser hereby agrees to limit the Funds’ current Operating Expenses to an annual rate, expressed as a percentage of each Fund’s average daily net assets to the amount listed in Appendix A (the “Fund Limit”). The Adviser also agrees to limit Class Expenses (as that term is defined in Paragraph 2 of this Agreement) of each class to an annual rate, expressed as a percentage of average daily net assets, to the amount listed in Appendix A (the “Class Limit”). In the event that the current Operating Expenses of a Fund, as accrued each month, exceed its Fund Limit or the current Class Expenses of a class, as accrued each month, exceed its Class Limit, the Adviser will pay to the Fund or class, respectively, on a monthly basis, the difference within thirty (30) calendar days, or such other period as determined by the Board of Trustees of the Trust, of being notified that a payment of the difference is due. In the event that the Board of Trustees of the Trust determines that a payment due date be other than thirty (30) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” is defined to include all expenses necessary or appropriate for the operation of a Fund, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, interest expense, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, portfolio transaction expenses, dividends paid on short sales, extraordinary expenses such as litigation, Rule 12b-1 fees, intermediary servicing fees, or any other class-specific expenses. The term “Class Expenses” with respect to each class of a Fund includes the Operating Expenses and Rule 12b-1 fees, intermediary servicing fees, and other class-specific expenses.

3. RECAPTURE OF FEES AND EXPENSES. Subject to review by the Board of Trustees of the Trust, the Adviser may recapture payments paid by it pursuant to this Agreement within three years after the Adviser made the payment provided that the Operating Expenses or Class Expenses, as applicable, including the recaptured amount, do not exceed the Fund Limit or Class Limit, as applicable, in place at the time the payment was made by the Adviser or at the time of the recapture, whichever is lower.

4. TERM. This Agreement shall become effective with respect to a Fund or, as applicable, a class on the date specified in Appendix A and shall remain in effect indefinitely and for a period of no less than one year, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate with respect to a Fund if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

9. NOTICES. Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile or e-mail transmission to the other parties’ respective addresses as set forth below:

Adviser:	Trust:
Miller Value Partners, LLC One South Street, Suite 2550 Baltimore, MD 21202	U.S. Bancorp Fund Services, LLC Attn: Trust for Advised Portfolios 615 E. Michigan Street, Fund Administration Milwaukee, WI 53202

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TRUST FOR ADVISED PORTFOLIOS on behalf of the series listed on Appendix A	MILLER VALUE PARTNERS, LLC

By:_______________________	By: ________________________
Name: Christopher E. Kashmerick	Name:________________________
Title:President	Title: ________________________

Operating Expenses Limitation Agreement - Appendix A

Appendix A

Series of Trust for Advised Portfolios		Fund Limit	Effective Date
Miller Income Fund		0.89%	January 31, 2020
Miller Opportunity Trust		0.88%	April 30, 2020

Series of Trust for Advised Portfolios	Class	Class Limit	Effective Date
Miller Income Fund	Class I	0.95%	January 31, 2020
Miller Opportunity Trust	Class I	0.93%	April 30, 2020

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